Mail Stop 4561

March 27, 2008

Mr. Jeffrey H. Schwartz
Chairman, Chief Executive Officer and Trustee
ProLogis
4545 Airport Way
Denver, CO 80239

> **Re:** **ProLogis**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-K/A for the year ended December 31, 2007**
> **Filed March 17, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2008**
> **File No. 1-12846**

Dear Mr. Schwartz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 22

1. We note your description of properties beginning on page 22 and the discussion of the leases expiring in 2008 on page 17. Please revise your disclosure in future

filings to provide a schedule of lease expirations for each of the next ten years, including (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases and (iv) the percentage of gross annual rental represented by such leases.

Results of Operations, page 37

Same Store Analysis, page 38

2. We note your disclosure regarding same store results for the past three years. The percentage changes you disclose are derived from non-GAAP amounts that you have not provided. Please revise future filings to conform to Item 10(e) of Regulation S-K or tell us why this is not necessary. We believe it is useful to an investor to include the amounts and not just the percentage changes from year to year. In addition, you are required by 10(e) to reconcile the same store net operating income to consolidated operating income if this measure is being used as a performance measure. Please provide us with an example of your disclosures that you will provide in future filings.

Liquidity and Capital Resources, page 46

Contractual Obligations, page 52

3. You disclose that you have advanced $115.8 million to two of your CDFS joint ventures to fund development activities and one of the joint ventures may borrow an additional £7.5 million (or $15.1 million). You also disclose in Note 17— Commitments and Contingencies on page 108 that you have made debt guarantees to certain of your unconsolidated investees that totaled $28.3 million. Please provide us with your analysis of these entities under paragraph 5 of FIN 46(R); additionally, if these entities are deemed to be variable interest entities, please provide us with your primary beneficiary analyses.

Notes to Consolidated Financial Statements, page 67

Note 4 – Unconsolidated Investees, page 76

4. You disclose that on August 27, 2007, Citigroup converted $546.2 million of a convertible loan into equity of a newly formed property fund that owns all of the real estate assets and debt obligations that were acquired or issued in connection with the MPR acquisition. Upon conversion, you recognized net gains of $68.6 million, including $16.6 million of previously deferred gains from the initial contribution of the assets to ProLogis North American Properties Fund V. Please tell us your basis for recognizing the $68.6 million, including your basis for recognizing the $16.6 million in light of your continuing ownership interest in ProLogis North American Industrial Fund II.

Form 10-K/A for the year ended December 31, 2007

5. Please tell us why you amended your fiscal year 2007 Form 10-K to include audited financial statements for ProLogis North American Industrial Fund, LP.

Definitive Proxy Statement on Schedule 14A

6. We note your description of the contingent performance shares and, that based upon the company's performance, as compared to the performance of the named companies, the executive officer and key employee may earn from zero to 200% of the targeted award. Please revise your disclosure in future filings to provide the targeted award for each executive officer and disclose the level of performance required for an executive officer to earn various percentages of the targeted award. For example, as appropriate, please include the level of performance that would result in zero award, 100% of the targeted award and 200% of the targeted award.

7. We note the listed individual performance factors reviewed and assessed by the compensation committee for all executive officers. Please revise to more specifically describe the elements or individual performance and/or contribution taken into account for each executive officer.

*****

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief